EXHIBIT 1
                                                                    ---------


Translation of financial statements originally issued in Spanish

DIVISION DINE, S.A. DE C.V. AND SUBSIDIARIES


Consolidated financial statements as of December 31, 1999, 2000 and 2001 Expressed in thousands of Mexican pesos and thousands of U.S. dollars



Together with auditors' report

Translation of a report originally issued in Spanish
----------------------------------------------------

TO THE SHAREHOLDERS OF

DIVISION DINE, S.A. DE C.V.,


We have audited the accompanying consolidated balance sheets of DIVISION DINE, S.A. DE C.V. (formerly Aquacor, S.A. de C.V.) AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income (loss), shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 1, during a General Extraordinary Shareholders' Meeting held on November 16, 2001, the shareholders agreed to merge Dine, S.A. de C.V. with Division Dine, S.A. de C.V., who survived as the merging entity, this merger became effective on December 1, 2001. Consequently, Dine, S.A. de C.V. ceased to exist as a legal entity. In order to comply with the guidelines established by the accounting principles generally accepted in Mexico, the effects of the merged companies are presented retroactively in the accompanying financial statements.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with generally accepted accounting principles in the United States. Notes 16 and 17 describe the main differences and present a reconciliation of the net consolidated majority income and the majority shareholders' equity to the accounting principles generally accepted in the United States of America in conformity with the guidelines of the Securities and Exchange Commission of the United States of America. These guidelines allow the omission of the requirement to quantify, in the reconciliation, the differences attributable to the adjustments recorded locally to comprehensively recognize the effects of inflation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Division Dine, S. A. de C. V. and Subsidiaries as of December 31, 2000 and 2001 and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in Mexico.




February 22, 2002

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                  A S S E T S                          2000                   2001                   2001
                                  -----------                          ----                   ----                   ----
Cash and marketable securities                                  Ps.        136,982     Ps.         69,967     $            7,556

Accounts and notes receivable                                              902,546                659,464                 71,216

Prepayments                                                                  4,834                  1,796                    194

FIXED ASSETS FOR SALE                                                    1,260,353               -                      -

LAND HELD FOR DEVELOPMENT AND REAL
   ESTATE PROJECTS                                                       3,902,265              3,911,751                422,435

INVESTMENT IN SHARES                                                       112,999                 86,562                  9,348

PROPERTY, FURNITURE AND EQUIPMENT, net                                     296,090                276,286                 29,837

OTHER ASSETS, net                                                           92,310                 53,647                  5,793

DEFERRED INCOME TAX                                                       -                        20,035                  2,164
                                                                ------------------     ------------------     ------------------
                                                                Ps.      6,708,379     Ps.      5,079,508     $          548,543
                                                                ==================     ==================     ==================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

DEBT FINANCING                                                  Ps.      1,470,892     Ps.        872,616     $           94,235

Desc, S.A. de C.V. (holding company)                                             -                359,147                 38,785

Accounts and notes payable to
   contractors                                                              25,166                 53,387                  5,765

Other accounts payable and accrued
   liabilities                                                             249,597                109,883                 11,866

Income and asset taxes                                                       7,117                  6,024                    651

RESERVE FOR SEPARATION PAYMENTS                                                394                  6,926                    748

DEFERRED INCOME TAX                                                         18,726               -                      -
                                                                ------------------     -------------------    ------------------
             Total liabilities                                           1,771,892              1,407,983                152,050

SHAREHOLDERS' EQUITY:
   Capital stock                                                         4,044,312              3,424,546                369,821
   Paid-in capital                                                             425                    425                     46
   Retained earnings                                                       182,769                122,150                 13,191
   Cumulative effect of deferred income taxes                              (39,293)               (39,293)                (4,243)
   Cumulative restatement effect                                          (237,220)              (434,284)               (46,899)
                                                                ------------------     ------------------     ------------------
                                                                         3,950,993              3,073,544                331,916
   Minority interest                                                       985,494                597,981                 64,577
                                                                ------------------     ------------------     ------------------
             Total shareholders' equity                                  4,936,487              3,671,525                396,493
                                                                ------------------     ------------------     ------------------
                                                                Ps.      6,708,379     Ps.      5,079,508     $          548,543
                                                                ==================     ==================     ==================

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
         AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT PER SHARE INFORMATION

                                                 1999                   2000                   2001                  2001
                                                 ----                   ----                   ----                  ----
REVENUES:
   Sale of land                            Ps.        475,083     Ps.        703,708     Ps.        526,571    $           56,865
   Construction                                        35,646                271,164                158,254                17,090
   Hotel operations                                    44,863                224,839                 67,984                 7,342
   Rent from leased property                           88,211                 88,628                 54,413                 5,876
                                           ------------------     ------------------     ------------------    ------------------
                                                      643,803              1,288,339                807,222                87,173

COSTS:
   Sale of land                                       191,636                345,175                256,858                27,738
   Construction                                        39,419                179,114                125,166                13,517
   Hotel operations                                    27,845                101,109                 29,969                 3,236
   Depreciation                                        19,875                 18,473                 16,073                 1,736
                                           ------------------     ------------------     ------------------    ------------------
                                                      278,775                643,871                428,066                46,227
                                           ------------------     ------------------     ------------------    ------------------
       Gross profit                                   365,028                644,468                379,156                40,946

OPERATING EXPENSES:
   Selling and administrative                         198,741                339,391                234,076                25,278
                                           ------------------     ------------------     ------------------    ------------------
       Operating income                               166,287                305,077                145,080                15,668

COMPREHENSIVE RESULT OF FINANCING:
   Interest income                                    (43,014)                (6,978)               (39,010)               (4,213)
   Interest expense                                   219,597                147,569                113,885                12,299
   Exchange (gain) loss, net                          (75,590)                69,128                (28,558)               (3,084)
   Gain from monetary position                       (181,849)               (93,707)               (20,706)               (2,236)
                                           ------------------     ------------------     ------------------    ------------------
                                                      (80,856)               116,012                 25,611                 2,766

OTHER EXPENSES (INCOME), net                           21,428                (34,088)                (2,029)                 (219)
                                           ------------------     ------------------     ------------------    ------------------

       Income before provisions and
           equity in associated
           companies                                  225,715                223,153                121,498                13,121

PROVISIONS FOR:
   Current income taxes                                26,194                 17,387                 32,280                 3,485
   Deferred income taxes                                    -                 60,123                120,256                12,987
   Asset taxes                                         12,287           -                      -                     -
                                           ------------------     ------------------     ------------------    ------------------
                                                       38,481                 77,510                152,536                16,472
                                           ------------------     ------------------     ------------------    ------------------
       Income (loss) before equity in
           associated Companies                       187,234                145,643                (31,038)               (3,351)

EQUITY IN ASSOCIATED COMPANIES                         (9,601)                  (105)                13,170                 1,422
                                           ------------------     ------------------     ------------------    ------------------
       Net consolidated income (loss)      Ps.        196,835     Ps.        145,748     Ps.        (44,208)   $           (4,773)
                                           ==================     ==================     ==================    ==================

ALLOCATION OF NET CONSOLIDATED
   INCOME (LOSS):
     Majority interest                     Ps.        149,227     Ps.         75,022     Ps.        (60,619)   $           (6,546)
     Minority interest                                 47,608                 70,726                 16,411                 1,773
                                           ------------------     ------------------     ------------------    ------------------
                                           Ps.        196,835     Ps.        145,748     Ps.        (44,208)   $           (4,773)
                                           ==================     ==================     ==================    ==================
       Majority net income (loss) per
           share                           Ps.           0.10     Ps.           0.05     Ps.         (0.041)   $           (0.004)
                                           ==================     =================      =================     ==================

       Weighted average merged shares           1,455,467,243          1,460,594,114          1,462,227,342         1,462,227,342
                                           ==================     ==================     ==================    ==================

  The accompanying notes are an integral part of these consolidated statements.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)



                                                            Capital Stock
                                        Number of     ------------------------      Paid-in       Retained
                                          Shares      Historical   Restatement      Capital       Earnings
                                          ------      ----------   -----------      -------       --------
BALANCES AS OF DECEMBER 31, 1998      1,455,467,243   Ps. 942,068  Ps.1,815,538    Ps.    425    Ps.(41,479)

Increase in capital stock                 5,126,871       880,618       138,202      -              -
Variation in minority interest             -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------
   Balance before comprehensive
    income                            1,460,594,114     1,822,686     1,953,740           425       (41,479)

Comprehensive income-
   Net income for the year                 -             -             -             -              149,226
   Result from holding nonmonetary
    assets                                 -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------

BALANCES AS OF DECEMBER 31, 1999      1,460,594,114     1,822,686     1,953,740           425       107,747

Cumulative effect of deferred              -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------
   income taxes

BALANCES AS OF JANUARY 1, 2000        1,460,594,114     1,822,686     1,953,740           425       107,747

Increase in capital stock                 1,431,819       245,937        21,949      -              -
Increase in subsidiaries' capital
   stock                                   -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------
   Balance before comprehensive       1,462,025,933     2,068,623     1,975,689           425       107,747
income
   Comprehensive income-
     Net income for the year               -             -             -             -               75,022
     Result from holding                   -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------
nonmonetary assets

BALANCES AS OF DECEMBER 31, 2000      1,462,025,933     2,068,623     1,975,689           425       182,769

Increase in capital tock                    201,409        34,595         1,322      -              -
Decrease in capital stock                  -             (641,041)      (14,642)     -              -
Decrease in subsidiaries' capital
   stock                                   -             -             -             -              -
Decrease in minority interest for
   subsidiaries selling                    -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------
Balance before comprehensive income   1,462,227,342     1,462,177     1,962,369           425       182,769

Comprehensive income-
   Net loss for the year                   -             -             -             -              (60,619)
   Result from holding nonmonetary
    assets                                 -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------

BALANCES AS OF DECEMBER 31, 2001      1,462,227,342  Ps.1,462,177  Ps.1,962,369    Ps.    425    Ps.122,150
                                      =============   ===========  ============   ===========   ===========

BALANCES AS OF DECEMBER 31, 2000      1,462,025,933    $  233,393   $   213,357    $       46    $   19,737

Increase in capital stock                   201,409         3,736           143      -              -
Decrease in capital stock                  -              (69,227)       (1,581)     -              -
Decrease in subsidiaries' capital
   stock                                   -             -             -             -              -
Decrease in minority interest for
   subsidiaries selling                    -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------
Balance before comprehensive loss     1,462,227,342       157,902       211,919            46        19,737

Comprehensive loss-
   Net loss for the year                   -             -             -             -               (6,546)
   Result from holding nonmonetary
    assets                                 -             -             -             -              -
                                      -------------   -----------  ------------   -----------   -----------

BALANCE AS OF DECEMBER 31, 2001       1,462,227,342    $  157,902   $   211,919    $       46    $   13,191
                                      =============   ===========  ============   ===========   ===========

** TABLE CONTINUED **

  The accompanying notes are an integral part of these consolidated statements.


                                       8-A

** TABLE CONTINUED **

                                        Cumulative
                                        Effect of
                                         Deferred     Cumulative                     Total
                                          Income     Restatement      Minority    Shareholders'
                                          Taxes         Effect        Interest      Equity
                                          -----         ------        --------      ------
BALANCES AS OF DECEMBER 31, 1998       Ps. -         Ps. 574,452    Ps. 826,345   Ps.4,117,349

Increase in capital stock                  -             -             -             1,018,820
Variation in minority interest             -             -             -             -
                                      -----------   ------------   ------------  -------------
   Balance before comprehensive
    income                                 -             574,452        826,345      5,136,169

Comprehensive income-
   Net income for the year                 -             -               47,608        196,834
   Result from holding nonmonetary
    assets                                 -            (435,977)       (81,154)      (517,131)
                                      -----------   ------------   ------------  -------------

BALANCES AS OF DECEMBER 31, 1999           -             138,475        792,799      4,815,872

Cumulative effect of deferred             (39,293)       -               16,483        (22,810)
                                      -----------   ------------   ------------  -------------
   income taxes

BALANCES AS OF JANUARY 1, 2000            (39,293)       138,475        809,282      4,793,062

Increase in capital stock                  -             -             -               267,886
Increase in subsidiaries' capital
   stock                                   -             -              138,295        138,295
                                      -----------   ------------   ------------  -------------
   Balance before comprehensive           (39,293)       138,475        947,577      5,199,243
income
   Comprehensive income-
     Net income for the year               -             -               70,726        145,748
     Result from holding                   -            (375,695)       (32,809)      (408,504)
                                      -----------   ------------   ------------  -------------
nonmonetary assets

BALANCES AS OF DECEMBER 31, 2000          (39,293)      (237,220)       985,494      4,936,487

Increase in capital tock                   -             -             -                35,917
Decrease in capital stock                  -             -             -              (655,683)
Decrease in subsidiaries' capital
   stock                                   -             -             (209,412)      (209,412)
Decrease in minority interest for
   subsidiaries selling                    -             -             (156,416)      (156,416)
                                      -----------   ------------   ------------  -------------
Balance before comprehensive income       (39,293)      (237,220)       619,666      3,950,893

Comprehensive income-
   Net loss for the year                   -             -               16,411        (44,208)
   Result from holding nonmonetary
    assets                                 -            (197,064)       (38,096)      (235,160)
                                      -----------   ------------   ------------  -------------

BALANCES AS OF DECEMBER 31, 2001      Ps. (39,293)  Ps. (434,284)  Ps.  597,981  Ps. 3,671,525
                                      ===========   ============   ============  =============

BALANCES AS OF DECEMBER 31, 2000       $   (4,243)   $   (25,618)   $   106,425   $    533,097

Increase in capital stock                  -             -             -                 3,879
Decrease in capital stock                  -             -             -               (70,808)
Decrease in subsidiaries' capital
   stock                                   -             -              (22,615)       (22,615)
Decrease in minority interest for
   subsidiaries selling                    -             -              (16,892)       (16,892)
                                      -----------   ------------   ------------  -------------
Balance before comprehensive loss          (4,243)       (25,618)        66,918        426,661

Comprehensive loss-
   Net loss for the year                   -             -                1,773         (4,773)
   Result from holding nonmonetary
    assets                                 -             (21,281)        (4,114)       (25,395)
                                      -----------   ------------   ------------  -------------

BALANCE AS OF DECEMBER 31, 2001        $   (4,243)   $   (46,899)   $    64,577    $   396,493
                                      ===========   ============   ============  =============

  The accompanying notes are an integral part of these consolidated statements.


                                       8-B

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                                               1999              2000                2001             2001
                                                               ----              ----                ----             ----
OPERATION:
   Net consolidated income (loss)                         Ps.    196,835     Ps.    145,748     Ps.    (44,208)   $       (4,773)
   Add (less)- Items which do not require (generate)
     resources
       Depreciation                                               44,353             64,317             21,552             2,327
       Deferred income tax                                             -             60,123            120,256            12,987
       Amortization of debt placement expenses                     5,024              4,337              3,755               405
       Amortization of preoperating expenses                       1,635              4,878              4,978               538
       Equity in associated companies                             (9,601)               105             13,170             1,422
       Net change in reserve for separation payments              10,753            (10,841)             6,532               705
                                                          --------------     --------------     --------------    --------------
             Resources generated by results                      248,999            268,667            126,035            13,611

   Changes in working capital-
     Accounts and notes receivable                               (14,468)          (204,057)           179,903            19,428
     Prepayments                                                     (60)            (3,265)               801                86
     Land acquisition                                                  -            (53,921)            (6,510)             (703)
     Cost of land sold                                           191,636            345,175            256,858            27,738
     Investment in projects-in-progress                         (414,261)          (644,109)          (693,291)          (74,869)
     Cost of projects sold                                        39,419            179,114            125,166            13,517
     Accounts and notes payable to contractors and
         other accounts payable and accrued liabilities          (87,068)            63,056            (24,001)           (2,592)
     Income and asset taxes                                      (13,261)               497             (1,093)             (118)
                                                          --------------     --------------     --------------    --------------
                                                                (298,063)          (317,510)          (162,167)          (17,513)
                                                          --------------     --------------     --------------    --------------
             Resources applied to operations                     (49,064)           (48,843)           (36,132)           (3,902)

FINANCING:
     Financial debt                                             (272,184)          (131,172)          (430,135)          (46,451)
     Variation in financial debt in constant pesos              (234,709)             5,272            (57,321)           (6,190)
     Desc, S.A. de C.V.                                         (378,210)               (84)           359,147            38,785
     Increase in capital stock                                 1,018,820            267,886             35,917             3,879
     Increase in subsidiaries' capital stock                           -            138,296           (209,412)          (22,615)
     Decrease in capital stock                                         -                  -           (655,683)          (70,808)
     Decrease in minority interest for subsidiaries'
     selling                                                           -                  -           (156,416)          (16,891)
                                                          ---------------    ---------------    --------------    --------------
             Resources generated (applied) by financing          133,717            280,198         (1,113,903)         (120,291)

INVESTMENT:
   Investment in shares                                          (12,091)           (17,479)                 -                 -
   Acquisition of property, furniture and equipment             (260,814)           (93,714)            (2,506)             (270)
   Net book value of retirements of property,
     furniture and equipment                                         485                339              7,957               858
   Other assets                                                     (238)            (9,800)            (6,435)             (695)
   Sell of the hotel and lease of commercial
     space businesses                                                  -                  -          1,084,004           117,063
   Purchase of shares of Promotora Red, S.A. de C.V.                   -            (13,485)                 -                 -
                                                          ---------------    --------------     --------------    --------------
             Resources (applied) generated to
                 investments                                    (272,658)          (134,139)         1,083,020           116,956
                                                          --------------     --------------     --------------    --------------

             Net increase (decrease) in cash and
                 marketable securities                          (188,005)            97,216            (67,015)           (7,237)

Cash and marketable securities-
             At beginning of year                                227,771             39,766            136,982            14,793
                                                          --------------     --------------     --------------    --------------
             At end of year                               Ps.     39,766     Ps.    136,982     Ps.     69,967    $        7,556
                                                          ==============     ==============     ==============    ==============

SUPPLEMENTARY CASH FLOW INFORMATION:
   Income and asset taxes paid                            Ps.     34,657     Ps.     39,111     Ps.     29,290    $        3,163
                                                          ==============     ==============     ==============    ==============
   Interest paid                                          Ps.    162,278     Ps.    151,256     Ps.    103,469    $       11,174
                                                          ==============     ==============     ==============    ==============


  The accompanying notes are an integral part of these consolidated statements.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


1.     ACTIVITIES, OPERATING CYCLE AND    SIGNIFICANT EVENTS:

ACTIVITIES-

The Company is a subsidiary of Desc, S.A. de C.V. (Desc) and the majority stockholder of a group of companies engaged in the acquisition, transfer, development and leasing of real estate, mainly corporate office centers, shopping malls, residential resort projects and residential lots.

OPERATING CYCLE-

The operating cycle of the Company's real estate activities fluctuates from a term of approximately 18 months to 36 months. Consequently, in order that the Company's financial position more accurately reflects its actual economic situation, it has not been classified as short- and long-term in the accompanying balance sheet.

SIGNIFICANT EVENTS-

(a) The economic crisis of the last years has significantly affected the real estate market in Mexico. Therefore, Division Dine, S.A. de C.V. (Dine) and its subsidiaries have developed a strategy to face this situation, which consists of continuing with the real estate projects-in-progress and maintaining strategic land reserves to be development when market conditions are appropriate. With this strategy they do not sacrifice their operating margins and they will wait for the market conditions to improve.

(b) In 2001, the Company continued with its disinvestment and sales process of certain real estate projects. Among the most important are the sale of the Company's holdings in the Centro Comercial Santa Fe and the Four Seasons Punta Mita Hotel. A summary of the financial position and results of operations of these business as of the sales dates is as follows:

                                                                Leasing
                                                                  of
                                          Hotel               Commercial
                                        Business                Space

      Total assets                 Ps.         645,297    Ps.         701,577
                                  ====================   ====================
      Total liabilities            Ps.         156,020    Ps.         110,066
                                  ====================   ====================
      Operating revenues           Ps.          45,029    Ps.          59,706
                                  ====================   ====================
      Operating income             Ps.          11,572    Ps.          27,630
                                  ====================   ====================
      Net income                   Ps.          16,420    Ps.          27,939
                                   ===================    ===================

       The commercial space at the Centro Comercial Santa Fe was sold in September 2001 at its net book value, so there was no effect on the results of the year.

       The sale of the hotel business in February 2001 represented an additional cost for the "Punta Mita" project, given that from the start, such business was considered a necessary investment to make the project attractive. This investment amounted to Ps.71,576, and is being amortized as a function of the sales of the "Punta Mita" project. As well, the purchase-sale agreement establishes an obligation for the buyer to pay $4.3 million, if certain conditions are met, including the operating profitability of the hotel in 2003. As of this date the Company has not recognized any effect from this contingent asset.

       The proceeds from these sales were used mainly to reimburse principal to Desc in order to balance its investment portfolio.

(c) During 2001 the Company started a restructuring process in order to make operations more efficient. To this end, a series of mergers among the subsidiaries are being carried out.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


(d) As part of this restructuring process, during a General Extraordinary Shareholders' Meeting held on November 16, 2001, the shareholders agreed to merge Dine, S.A. de C.V. with Division Dine, S.A. de C.V. (formerly Aquacor, S.A. de C.V.), who survived as the merging entity; this merger became effective on December 1, 2001, when it was registered in the Public Registry of Commerce. Consequently, as of this date, Dine, S.A. de C.V. ceased to exist as a legal entity. In order to comply with the guidelines established by the accounting principles generally accepted in Mexico, the effects of the merged companies are presented retroactively in the accompanying financial statements.

2.     BASIS OF PRESENTATION:

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"), which may not conform with the accounting principles generally accepted in the United States of America ("US GAAP") as explained in Note 16. A reconciliation between Mexican GAAP and US GAAP is presented in Note 17.

Certain amounts in the consolidated financial statements at December 31, 2000 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements at December 31, 2001.

The figures in US dollars presented in the financial statements have been included solely for the convenience of the reader and have been translated through a simple arithmetic calculation, using the exchange rate published by the Central Bank on December 31, 2001 or Ps. 9.26 per US dollar. The convenience translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into US dollars at this or any other rate of exchange.

3.     SIGNIFICANT ACCOUNTING POLICIES:

ACCOUNTING ESTIMATES-

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required to be included therein. Although the actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

The significant accounting policies are as follows:

NEW ACCOUNTING PRINCIPLES-

Beginning on January 1, 2001 the Company adopted the guidelines of the new Bulletin C-2, "Financial Instruments". This Bulletin establishes the methodology for valuing and recording financial instruments, and requires recognition of all the valuation effects of the contracted financial instruments on the balance sheet as either assets or liabilities, affecting the comprehensive result of financing. The financial instruments that have been designated and effectively function as hedging of assets and liabilities or future transactions will affect the assets, liabilities or the corresponding transactions when they are realized, settled or occur, respectively. As of December 31, 2001, the Company held financial instruments to hedge the secured bonds payable in US dollars (see
Note 11).

As well, in 2001, the new Bulletin D-7, " Contracts for the Construction and Manufacturing of Certain Capital Assets" went into effect. This Bulletin establishes the accounting treatment for transactions derived from such contracts and their presentation in the financial statements. The accounting policies followed by the Company with respect to these types of contracts are essentially the same as those established by this Bulletin; therefore, the adoption of this accounting principle did not generate a significant change in these financial statements.

RECOGNITION OF THE EFFECTS OF INFLATION-

The Company and its subsidiaries follow the accounting policies established in Bulletin B-10 and its amendments and, accordingly, the financial statements have been restated in terms of the purchasing power of the Mexican peso as of December 31, 2001.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


BASIS OF CONSOLIDATION-

The consolidated financial statements include those subsidiaries in which the Company has majority ownership and administrative control. All significant intercompany transactions and balances have been eliminated. The Company's principal subsidiaries are:

                                                                                              OWNERSHIP PERCENTAGE
                                                                                           2000                  2001
                                                                                           ----                  ----
                 Companies with land reserves-
                    Promociones Bosques, S. A. de C. V.                                    100                    100
                    Bosques de las Lomas, S. A. de C. V.                                   100                    100
                    Canada de Santa Fe, S.A. de C.V.                                        50                    73
                    Club Ecuestre Chiluca, S. de R. L. de C. V.                             78                    78
                    Bosques de Chiluca, S.A. de C.V.                                        40                    40
                    Cantiles de Mita, S.A. de C.V.                                         100                    100
                 Punta Mita Resort, S.A. de C.V. (hotel operation)                          70                     -
                 Club de Golf Punta Mita, S.A. de C.V. (golf course operation)              88                    88
                 Corporativo Dine, S.A. de C.V. (services)                                 100                    100
                    Construbosques, S. A. de C. V. and Associated Companies
                        (Shopping mall operation)                                          100                     -


The Company's participation in the results and changes in equity of the subsidiaries acquired or sold during the year are included in the financial statements from or until the dates such transactions were carried out. Such participation is restated in terms of the purchasing power of the Mexican peso as of December 31, 2001.

MARKETABLE SECURITIES-

Marketable securities are comprised primarily of short-term bank promissory notes and notes issued by the Mexican Government valued at market (cost plus accrued interest).

FIXED ASSETS AVAILABLE FOR SALE-

Following the strategy set by Desc, Dine has started a process of disinvestment and the sale of certain real estate projects, which are mainly to put Centro Comercial Santa Fe and the Four Seasons Hotel in Punta Mita up for sale.

Therefore, as of December 31, 2001, Centro Comercial Santa Fe and the Four Seasons Hotel in Punta Mita were recorded at their net realizable value. As mentioned in Note 1, these businesses were sold during 2001.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS-

Land held for development represents land reserves which, together with developed land and ongoing and completed projects, are considered inventories, since they are held for sale. They are recorded at acquisition, development and construction costs, usually in U.S. dollars, and restated based on the devaluation factor of the Mexican peso against the U.S. dollar, with the purpose of showing values in accordance with the current situation of the real estate market.

Had the National Consumer Price Index (NCPI) been used to restate land held for development, developed land and real estate projects, their net value at December 31, 2000 and 2001 would have increased by Ps.927,519 and Ps.1,206,016, respectively, and the cost of land sold for the years ended December 31, 1999, 2000 and 2001 would have increased by Ps.4,204, Ps.69,708 and Ps.130,740, respectively.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


The Company capitalized the comprehensive result of financing on debt used to finance real estate projects-in-progress in addition to their construction and development costs. The amount capitalized in 1998 was Ps.80,316 and is restated at yearend using the NCPI. During 2000 and 2001, there were no real estate projects for which the comprehensive result of financing on debt was susceptible of capitalization.

INVESTMENT IN SHARES-

The investment in shares is recorded under the equity method.

PROPERTY, FURNITURE AND EQUIPMENT-

Property, furniture and equipment are originally recorded at acquisition or construction cost, which are restated by applying factors derived from the NCPI. Depreciation of property furniture and equipment is calculated using the straight-line method on final monthly balances, based on their remaining useful lives.

GOODWILL-

The goodwill resulting from acquisitions made in excess of book value of Canada de Santa Fe, will be amortized in proportion to the sales of the project "Bosques de Santa Fe" and it is included in the balance sheet under "Land held for development and real estate projects".

INCOME TAXES AND EMPLOYEE PROFIT SHARING-

The Company and its subsidiaries recognizes the future effect of income taxes applicable to the cumulative amount of all temporary differences between book and taxable income through the liability method, using the tax rates estimated to be in effect at the time the deferred tax assets and liabilities will be recovered or settled. Employee profit sharing takes into consideration the temporary differences of the year, which are likely to result in a liability or benefit; however, the provision for employee profit sharing was not changed because there were no items generating a future liability or benefit.

EMPLOYEE SEVERANCE BENEFITS-

Under Mexican labor law, one of the subsidiaries is liable for separation payments to employees terminating under certain circumstances. Indemnity payments are charged to results in the period in which they are made.

The Company records the liabilities from seniority premiums, using actuarial calculations based on the projected unit credit method, based on real interest rates. Therefore, the liability is being accrued, and at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees.

SHAREHOLDERS' EQUITY RESTATEMENT-

Shareholders' equity are restated using a factor derived from the NCPI cumulative from the date of contribution or generation and is equivalent to the amount necessary to maintain shareholders' equity in terms of its original purchasing power.

The cumulative restatement effect results mainly from holding nonmonetary assets, which represents the change in the specific price levels of the assets as compared to the NCPI. Since 2000, this effect is shown net of its corresponding effect of the deferred income taxes.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


REVENUE AND COST RECOGNITION-

The revenues from and cost of sales of urbanized land are recognized in results when the sales are formalized and/or when a deposit that guarantees the transaction is received. The individual cost of land and the real estate project is assigned considering the related sales value within the total project, in order to maintain the same profit margin throughout the project.

Revenues and costs of the real estate projects are originally recorded as a deferred credit for construction commitments and as real estate projects-in-progress. They are recognized in results based on the percentage-of-completion method.

Until September 2001, when Centro Comercial Santa Fe was sold, rent income was recognized as collected, based on the agreements entered into with Inprofe, S.A. de C.V., entity responsible for the collection of rents from the lessees of Centro Comercial Santa Fe.

Until February 2001, when the four Seasons Punta Mita Hotel was sold, revenues from the hotel operation were recognized at the time the services were rendered, and the corresponding costs were recorded as incurred.

Revenues and expenses are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

COMPREHENSIVE RESULT OF FINANCING-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains or losses and the gain from monetary position.

Foreign currency transactions are recorded at the exchange rate effective at the time the transactions are carried out and foreign currency denominated assets and liabilities are adjusted at the exchange rate effective at yearend, thereby affecting income for the year.

EARNINGS PER SHARE-

The Company determined its earnings per share based on the net majority income and the average number of shares outstanding during each year.

COMPREHENSIVE INCOME (LOSS)-

Comprehensive income (loss) is comprised of the net income (loss) for the period plus any gains or losses that according to specific regulations are presented directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets.

4.     CASH AND MARKETABLE SECURITIES:

Cash and marketable securities are as follows:

                                                                                           2000                   2001
                                                                                           ----                   ----
                 Cash                                                               Ps.         77,664     Ps.         66,897
                 Unsecured short-term money market investments                                  59,318                  3,070
                                                                                    ------------------     ------------------
                                                                                    Ps.        136,982     Ps.         69,967
                                                                                    ==================    ===================



                                       14

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)




5.     ACCOUNTS AND NOTES RECEIVABLE:

Accounts and notes receivable are as follows:

                                                                                           2000                   2001
                                                                                           ----                   ----

                 Trade notes receivable in US dollars                                Ps.        641,486     Ps.        552,594
                 Trade notes receivable in Mexican pesos                                        175,619                 29,040
                                                                                     ------------------     ------------------
                                                                                                817,105                581,634



                                                                                           2000                   2001
                                                                                           ----                   ----

                 Refundable taxes                                                                42,767                 36,976
                 Other debtors                                                                   37,390                 37,546
                 Related parties                                                                  5,284                  3,308
                                                                                     ------------------     ------------------
                                                                                     Ps.        902,546     Ps.        659,464
                                                                                     ==================     ==================

The maturities of trade receivables are as follows:

                 2002                                                               Ps.        312,137
                 2003                                                                          173,279
                 2004                                                                           91,403
                 2005 thereafter                                                                 4,815
                                                                                    ------------------
                                                                                    Ps.        581,634
                                                                                    ==================

Accounts receivable from related parties correspond to loans, services rendered and the sale of shares in 2000, which are supported with promissory notes and loan contracts.

6.     LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS:

           Land held for development and real estate projects are as follows:

                                                                                           2000                   2001
                                                                                           ----                   ----

                 Land held for development                                          Ps.      1,823,771     Ps.      1,608,368
                 Real state projects in process                                              1,735,429              2,081,346
                 Development land                                                              138,003                177,641
                 Real estate projects for sale                                                  34,365                      -
                 Comprehensive result of financing                                              80,316                      -
                 Advances to contractors                                                        79,065                 43,577
                 Other                                                                          11,316                    819
                                                                                    ------------------     ------------------
                                                                                    Ps.      3,902,265     Ps.      3,911,751
                                                                                    ==================     ==================

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                                                                                  SQUARE
                                                                                                   METERS            CURRENT
          PROJECT/                                       EQUITY % OF                           AVAILABLE FOR        STATUS OF
          COMPANY                    LOCATION                DINE               PRODUCT            SALE            THE PROJECT
          -------                    --------                ----               -------            ----            -----------
I. Undeveloped land
-------------------

Punta Mita                  Punta Mita, Nayarit              100        Vacation Homes            3,162,035     Planning and Presale

Rancho La Estadia           Estado de Mexico                 62.7       Homes                     5,983,234     Planning

Punta Ixtapa                Punta Ixtapa, Guerrero           100        Vacation Homes              100,715     Planning

Promociones Bosques, S.A.   Celaya, Guanajuato               100        Homes                        65,000     Planning
de C.V.

Promotora Inmobiliaria      Tepeji del Rio,                   59        Rural Vacation Homes      2,959,022     Planning
Hidalguense, S.A. de C.V.   Hidalgo

II. Developed land
------------------

Santa Fe Reserve            Santa Fe, Cuajimalpa             100        Corporate Offices            46,594     Sale of Land
                            Mexico, D.F.
Punta Ixtapa                Punta Ixtapa, Guerrero           100        Vacation Homes               48,142     Sale


La Punta                    Bosques de Las Lomas,            100        Homes                        37,307     Sale
                            Mexico, D.F.

La Estadia                  Atizapan, Estado de Mexico      77.25       Homes                        60,361     Sale

III. Real estate projects
-------------------------
for sale-
---------

Arcos Bosques Corporativo   Bosques de las Lomas,            100        Corporate Offices            26,162     Land Reserve and
                            Cuajimalpa, Mexico, D.F.                                                            Construction
                                                                                                                Work Supervision
IV. Real estate
---------------
projects-in-progress-
---------------------

Bosques de Santa Fe         Santa Fe, Cuajimalpa,             73        Homes                       230,797     Presale and
                            Mexico, D.F.                                                                        Construction Work
                                                                                                                Supervision

Punta Mita                  Punta Mita, Nayarit              100        Vacation Homes            2,701,198     Presale and
                                                                                                                Construction Work
                                                                                                                Supervision

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


A summary of the characteristics of the significant projects are as follows:

PUNTA IXTAPA-

The Company entered into a transfer-of-ownership and guarantee trust agreement with Fonatur to develop a vacation resort in Ixtapa, Gro. (Punta Ixtapa).

Under the trust, the Company is committed mainly to build a housing development consisting of condominiums and villas and leave a portion of the land for commercial, other housing and office purposes as well as for the construction of a sports club. All this construction is part of the net worth of the trust.

If the clauses of the agreement are not complied with by the Company, Fonatur may elect to request fulfillment of the fiduciary guarantee within a term not exceeding a year or demand compulsory compliance thereof. In both instances, the Company would be obliged to pay for all the damages caused. However, at this date more than 75% of the project which is identified in Section II, Developed land, has been completed; consequently, it is very unlikely that the Company will fail to meet its obligations with Fonatur.

ARCOS BOSQUES CORPORATIVO-

The office building known as "Marco I" has a total of 67,403 square meters and was inaugurated in June 1997, date on which the construction work was delivered to the investors and clients. At this date, only 3,138 square meters are yet to be sold.

As well, as part of Arcos Bosques Corporativo, other office buildings, commercial space and parking lots are in the projection and construction stages.

In 1999, the Company entered into a 50% joint venture agreement with a construction company to construct a building of approximately 16,000 square meters. The Company contributed the land as its participation. In 2000, the construction work continued and approximately 64.04% of the overall saleable space was sold, which is recognized in results based on the percentage-of-completion method. In this transaction the Company committed to deliver the real estate project on August 1, 2001, which it did, so it was no subject to any conventional penalty. In 2001, approximately 20.96% of the space was sold, leaving only 1,267 unsold square meters at yearend. As well, the Company started the construction of 16,500 square meters as part of the Arcos Bosques Corporativo project.

PUNTA MITA-

Punta Mita is a tourist development located north of Bahia de Banderas in the state of Nayarit with an overall area of over 700 hectares to be built and developed in five stages; the first stage considers the sale of lots for home and hotel construction and the construction of a golf course, which opened late in 1999. This project has required meticulous urban planning as well as providing basic services to the lots. This implied the construction of, among others, a 20-kilometer long aqueduct.

During 2001, Cantiles de Mita, S. A. de C. V. continued the development of land located in Punta Mita, Nayarit and began the sale of the residential lots. Under the trust entered into with Fideicomiso Bahia de Banderas, the Company is committed to develop a vacation resort consisting of a hotel, golf course, and a housing development consisting of condominiums and villas.

BOSQUES DE SANTA FE-

Bosques de Santa Fe consists of a luxury housing development known as "Bosques de Santa Fe", which includes a 9-hole golf course and a sports club. As part of the presale process, the Company has committed to its client, the basic infrastructure and golf course by April 2002, the second infrastructure stage by July 2002 and the sports club by December 2003.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


7.     PROPERTY, FURNITURE AND EQUIPMENT:

Property, furniture and equipment are as follows:

                                                                                                                           Annual
                                                                                                                        Depreciation
                                                                               2000                   2001                  Rate
                                                                               ----                   ----                  ----
               Tourist developments                                      Ps.        187,723     Ps.        187,723            5
               Other real estate                                                     88,274                 80,992        3.03 to 8
               Transportation equipment                                              21,235                 21,085           20
               Furniture and office equipment                                        41,543                 41,085           10
                                                                         ------------------     ------------------
                                                                                    338,775                331,495


                                                                                 2000                   2001
                                                                                 ----                   ----

               Less- Accumulated depreciation                                         (71,087)               (88,509)
                                                                           ------------------     ------------------
                                                                                      267,688                242,986


                                                                                       28,402                 33,300
                                                                           ------------------     ------------------
               Land                                                        Ps         296,090     Ps.        276,286
                                                                           ==================     ==================

8.     OTHER ASSETS:

Other assets are as follows:

                                                                                 2000                   2001
                                                                                 ----                   ----

                 Debt placement expenses, net                             Ps.         18,565    Ps.          15,149
                 Installation and organization expenses, net                           6,881                  6,190
                 Preoperating expenses                                                58,123                 23,844
                 Guarantee deposits                                                      907                  1,079
                 Other                                                                 7,834                  7,385
                                                                          ------------------     ------------------
                                                                          Ps.         92,310     Ps.         53,647
                                                                          ==================     ==================

9.     OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

Other accounts payable and accrued liabilities are as follows:
                                                                                 2000                   2001
                                                                                 ----                   ----

                    Interest payable                                      Ps.         27,830     Ps.         18,175
                    Taxes payable                                                        959                  6,804
                    Customer advances                                                 63,497                 25,622
                    Related parties                                                   51,419                 39,353
                    Other                                                            105,892                 19,929
                                                                          ------------------     ------------------
                                                                          Ps.        249,597     Ps.        109,883
                                                                          ==================     ==================

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


10.    ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

The Company and its subsidiaries valued their foreign currency denominated assets and liabilities, represented mainly by U.S. dollars, at the sale exchange rates effective at December 31, 2000 and 2001, of Ps.9.65 and Ps.9.26 per U.S. dollar, respectively, because it is expected that the Company will use foreign currency denominated assets to settle the foreign currency denominated liabilities.

As of December 31, 2000 and 2001, the Company's foreign currency position was as follows:

                                                                                           2000                   2001
                                                                                           ----                   ----
                 Assets                                                              $           85,617     $           70,022
                 Liabilities-
                     Interest bearing                                                          (146,000)              (132,666)
                     Non-interest bearing                                                        (8,086)                (3,354)
                                                                                   --------------------   --------------------
                                                                                               (154,086)              (136,020)
                                                                                   --------------------   --------------------
                  Net liability position in foreign currency                         $           68,469     $           65,998
                                                                                   ====================   ====================

During the years ended December 31, 1999, 2000 and 2001, the Company paid interest abroad in the amount of $14,019, $12,420 and $11,173, respectively.

As of February 22, 2002, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was Ps.9.075 per U.S. dollar.

11.    LONG-TERM DEBT:

Long-term debt is as follows:
                                                                                           2000                   2001
                                                                                           ----                   ----

                 Secured bonds payable in U.S. dollars                              Ps.      1,360,071     Ps.        872,616

                 Bank loan with Banca Promex, S.A. in U.S. dollars
                    at a rate of LIBOR plus 3.875% over
                     an 8-year term, with semiannual payments
                     beginning April 28, 2000                                                  110,821              -
                                                                                    ------------------     ------------------
                                                                                    Ps.      1,470,892     Ps.        872,616
                                                                                    ==================     ==================

On October 9, 1997, the Company placed long-term bonds secured by Desc for $150 million in international markets maturing on October 9, 2007, bearing interest as of April 1998 at an annual rate of 8.75%. This issuance establishes certain restrictions and obligations at a consolidated level, for the holding company
(Desc) and its subsidiaries, which are complied with in all instances.

In 2001 the Company acquired through the stock market $40.7 million of its secured bonds obtaining a gain of $3.6, which was recognized in the comprehensive result of financing.

As of December 31, 2000 the book value of the long-term bonds issued by the Company is $94.2 million and their fair market value is $96.8 million.

12.    EMPLOYEE BENEFITS:

Employee benefits are represented by seniority premiums upon employee retirement. This liability is being recognized using actuarial calculations based on the projected unit credit method, as follows:

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                                                                           2000                   2001
                                                                                           ----                   ----
                 Projected benefit obligation (PBO)                                  Ps.            522     Ps.            503
                 Transition liability to be amortized                                              (128)                   (77)
                 Defined retirement obligation                                             -                             6,500
                                                                                     -------------------    ------------------
                 Net projected benefit obligation                                    Ps.            394     Ps.          6,926
                                                                                     ==================     ==================

As of December 31, 2000 and 2001, the amount accrued is sufficient and exceeds the obligation for present services (equivalent to the PBO without projecting the salaries to the date of retirement) by Ps.(29) and Ps.6,491, respectively.

The net benefit is as follows:
                                                                  1999                   2000                   2001
                                                                  ----                   ----                   ----

                 Service cost                               Ps.             46     Ps.             51     Ps.             36
                 Defined retirement obligation                          10,679                (10,757)                 6,500
                 Amortization of transition liability                        -                   (135)                   (26)
                 Financial cost                                             28           -                                22
                                                            ------------------     -------------------    ------------------
                 Net benefit for the year                   Ps.         10,753     Ps.        (10,841)    Ps.          6,532
                                                            ==================     ===================    ==================

The rates utilized in the actuarial calculations
were as follows:
                                                                  1999                   2000                   2001
                                                                  ----                   ----                   ----

                 Interest rate                                      7.0%                   5.0%                   5.4%
                 Salary increase rate                               1.5%                   1.5%                   1.5%



The changes in the net projected benefit obligation were as follows:
                                                                                           2000                   2001
                                                                                           ----                   ----

                 Beginning balance                                                   Ps.         11,234     Ps.            394
                 Net benefit for the year                                                       (10,712)                 6,564
                 Unrecognized transition liability                                                 (128)                   (32)
                                                                                     -------------------    ------------------
                 Ending balance                                                      Ps.            394     Ps.          6,926
                                                                                     ==================     ==================

The average amortization period of the transition liability is 18 years.

As part of the restructuring process mentioned in Note 1, in 2001 the Company accrued employee severance payments of Ps. 6,500 to be made during 2002, under nonoperating results.

13.    SHAREHOLDERS' EQUITY:

Due to the merger mentioned in Note 1, these financial statements include the retroactive effect on the capital stock of the Company; therefore, the number of shares represents the merged capital stock.

During the General Extraordinary Shareholders' Meetings held on March 30, 2000, January 19 and September 7, 2001, the following was approved:

(a) Increase in the variable capital stock of Ps. 34,595 (nominal value) through the issuance of 201,409 no-par value common nominative Series "B" shares, which were paid in cash in January 2001.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


(b) Decrease in the variable capital stock of Ps. 291,042 (nominal value), without canceling common shares since they have no par value.

(c) Decrease in the variable capital stock of Ps. 350,000 (nominal value), without canceling common shares since they have no par value.

As of December 31, 2001, capital stock consisted of:

                                                     SHARES

           Fixed (non-withdrawable)-
              Nominative Series "A" shares                 50,000

           Variable (unlimited)-
              Nominative Series "B" shares          1,462,177,342
                                               ------------------
                                                    1,462,227,342
                                               ==================

The shares can only be acquired by Mexican individuals or entities that have a foreigners' exclusion clause.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of outstanding capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except in the form of a stock dividend.

14.    TAX ENVIRONMENT:

The companies are subject to income and asset taxes. Income taxes are calculated in terms of Mexican pesos when the transactions occurred and not in terms of Mexican pesos as of the end of the periods. Until 2001 the income tax rate was 35% with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated, and the income tax rate will be 32%, which will de adjusted through a transition period, as follows: 35% in 2002, 34% in 2003, 33% in 2004, and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the following ten years.

The companies file consolidated annual income and asset tax returns with Desc.

The principal permanent items affecting the companies' taxable income are those related to the recognition of the effects of inflation in the financial information which have a different treatment for tax and book purposes.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


At December 31, 2001, the companies have tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

        Expiration                        Tax Loss             Recoverable
           Date                        Carryforwards           Asset Taxes
           ----                        -------------           -----------

           2002                       Ps.        14,220     Ps.          1,013
           2003                                   5,221                  1,536
           2004                                   8,312                    811
           2005                                  73,516                    954
           2006                                  58,437                  1,463
           2007                                  21,173                  8,012
           2008                                 287,747                 12,416
           2009                                 450,661                  8,956
           2010                                 214,576                 10,574
           2011                                 431,464                 17,373
                                      -----------------     ------------------
                                      Ps.     1,565,327     Ps.         63,108
                                      =================     ==================

EMPLOYEE PROFIT SHARING-

The income for purposes of employee profit sharing does not consider the inflationary component. Depreciation is based on historical rather than restated values. Employee profit sharing has been determined on the basis of the results of each individual company, rather than on a consolidated basis.

DEFERRED INCOME TAX-

As of December 31, 2000 and 2001, the tax effects of the temporary differences that give rise to a deferred tax liability (asset) are as follows:

                                                                                     2000                    2001
                                                                                     ----                    ----
     Land held for development and real estate projects                       Ps.        494,991     Ps.        481,681
     Fixed assets for sale                                                                83,902                      -
     Property, furniture and equipment                                                       262                   (225)
     Other assets                                                                          9,529                 24,152
     Reserves                                                                                  -                 (2,275)
     Customer advances                                                                    (9,709)                (8,948)
     Tax loss carryforwards                                                             (563,402)              (525,913)
     Recoverable asset taxes                                                             (62,193)               (63,108)
     Others                                                                                4,288                  4,108
     Plus- Tax loss carryforwards reserve and unrecoverable asset taxes                   61,058                 70,493
                                                                              ------------------     ------------------
                                                                              Ps.         18,726     Ps.        (20,035)
                                                                              ==================     ==================


                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)



The principal differences between the tax expense (benefit) and the income tax provisions are the following:

                                                                       1999                   2000                   2001
                                                                       ----                   ----                   ----
   Tax expense (benefit) at statutory rate                       Ps.         78,999     Ps.         78,103     Ps.         42,524
   Permanent differences-
      Gain from monetary position                                           (63,647)               (32,797)                (7,247)
      Inflationary component                                                 53,658                 35,799                  8,892
      Non-deductible items                                                   17,003                 12,900                 14,044
      Non-taxable income                                                    (44,897)                (5,175)                (3,106)
      Nonutilization of tax loss carryforwards due to the merger
          of companies                                                            -                      -                 86,539
      Other                                                                   9,315                (11,320)                10,890
                                                                 ------------------     -------------------    ------------------
                                                                           (28,568)                  (593)                110,012
   Temporary differences-
      Difference between the tax and book bases of undeveloped
          land, developed land and real estate project                     (141,459)               (80,498)              (132,172)
      Depreciation                                                            3,194                 (1,257)                (1,207)
      Reserves                                                                    -                 (6,896)                 2,275
      Amortization of tax loss carryforwards                                114,903                 15,521                 48,105
      Customer advances                                                           -                  9,567                  8,948
      Escalating tax rates                                                        -                      -                (36,491)
      Other                                                                    (875)                 3,440                 (9,714)
                                                                 ------------------     ------------------     ------------------
                                                                            (24,237)               (60,123)              (120,256)
                                                                 ------------------     ------------------     ------------------
      Income tax provision                                       Ps.         26,194     Ps.         17,387     Ps.         32,280
                                                                 ==================     ==================     ==================

15.    RELATED PARTY TRANSACTIONS:

Related party transactions were as follows:
                                                                       1999                   2000                   2001
                                                                       ----                   ----                   ----
               Expenses for-
                  Construction                                   Ps.         96,655     Ps.         56,942     Ps.         73,284
                                                                 ==================     ==================     ==================
                  Commissions                                    Ps.         27,640     Ps.         32,553     Ps.         28,859
                                                                 ==================     ==================     ==================
                  Interest                                       Ps.         40,683     Ps.   -                Ps.          7,005
                                                                 ==================     ==================     ==================

16.    DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The consolidated financial statements of the Company are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP") which may do not conform with accounting principles generally accepted in the United States ("US GAAP"). Note 17 presents a reconciliation of net income and stockholders' equity to US GAAP. However, this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements to comprehensively recognize the effects of inflation, as required under Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation in the Financial Information", as amended.

The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


The principal differences between Mexican GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and shareholders' equity.

CASH FLOW INFORMATION-

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position.

Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with the third amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. The bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

The changes included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses on liabilities, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on liabilities are presented in the statement of changes in financial position as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities. Under US GAAP, Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows", does not provide guidance with respect to inflation-adjusted financial statements and requires presentation of a statement of cash flows.

The following presents a reconciliation of the resources generated by (applied to) operating, investing and financing activities under Mexican GAAP to the resources generated by such activities under US GAAP.

                                                                     1999                    2000                    2001
                                                                     ----                    ----                    ----
Resources generated by (applied to) operations under
 Mexican GAAP
                                                              Ps.        (49,063)    Ps.        (48,843)    Ps.        (36,132)
   Inflationary effects                                                 (181,849)               (93,707)               (20,706)
   Exchange gain (loss)                                                  (75,590)                69,128                (28,558)
   Book value of retirements of property, furniture and
               equipment                                                     485                    339                  7,957
                                                              ------------------     ------------------     ------------------
Resources applied to operations under US GAAP                 Ps.       (306,017)    Ps.        (73,083)    Ps.        (77,439)
                                                              ==================     ==================     ==================
Resources applied to investing activities under Mexican
 GAAP                                                         Ps.       (272,657)    Ps.       (134,139)    Ps.      1,083,020
   Retirements of property, plant and equipment                             (485)                  (339)                (7,957)
   Restatement of investment                                              (9,657)                 5,150                 12,479
                                                              ------------------     ------------------     ------------------
Resources applied to investing activities under US GAAP       Ps.       (282,799)    Ps.       (129,328)    Ps.      1,087,542
                                                              ==================     ==================     ==================
Resources generated by financing activities
 under Mexican GAAP                                           Ps.        133,717     Ps.        280,198     Ps.     (1,113,903)
   Inflationary effects                                                  191,506                 88,557                  8,227
   Exchange gain (loss)                                                   75,590                (69,128)                28,558
                                                              ------------------     ------------------     ------------------
Resources generated by financing activities under
   US GAAP                                                    Ps.        400,813     Ps.        299,627     Ps.     (1,077,118)
                                                              ==================     ==================     ==================

DEFERRED INCOME TAXES AND EMPLOYEE PROFIT SHARING-

The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


DEFERRED INCOME TAX-

                                                                                               2000                   2001
                                                                                               ----                   ----
               Land held for development and real estate projects                        Ps.        798,770     Ps.        902,618
               Fixed assets for sale                                                                117,086                      -
               Property, furniture and equipment                                                        262                   (225)
               Other assets                                                                           9,529                 24,152
               Reserves                                                                                   -                 (2,275)
               Customer advances                                                                     (9,709)                (8,948)
               Tax loss carryforwards                                                              (563,402)              (549,610)
               Recoverable asset taxes                                                              (62,193)               (63,172)
               Others                                                                                 4,288                  4,108
               Plus- Tax loss carryforwards reserve and unrecoverable asset taxes                    61,058                 70,493
                                                                                         ------------------     ------------------
                                                                                         Ps.        355,689     Ps.        377,141
                                                                                         ==================     ==================

DEFERRED EMPLOYEE PROFIT SHARING-

Employee profit sharing is subject to the future consequences of temporary differences in the same manner as income taxes. The deferred effects not recorded under Mexican GAAP are included in the reconciliation of Mexican to US GAAP.

As well, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

                                         2000                   2001
                                         ----                   ----

               Fixed assets        Ps.          2,906     Ps.          1,964
               Other                            2,494                  2,961
                                   ------------------     ------------------
                                   Ps.          5,400     Ps.          4,925
                                   ==================     ==================

COST OF PENSION PLANS AND
OTHER EMPLOYEE BENEFITS-

On January 1, 1989, Statement of Financial Accounting Standards No. 87 ("SFAS No. 87"), "Employers' Accounting for Pensions", became effective for pension plans outside the United States. The Company has prepared a study of pension costs under US GAAP (see Note 12). Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations has been substantially the same as SFAS No. 87 since 1993.

The Company has no post-retirement health care insurance or other benefit plans. Therefore, Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions", would have no effect on the Company's financial position.

MINORITY INTEREST-

Under Mexican GAAP, Bulletin B-8, minority interest in subsidiaries must be included as a component of shareholders' equity. Under US GAAP, minority interest in subsidiaries is shown below liabilities on the balance sheet and is excluded from shareholders' equity. The minority interest in consolidated subsidiaries is eliminated from consolidated income under Mexican GAAP.

FIXED ASSETS FOR SALE-

As mentioned in Note 3, in conformity with Mexican GAAP, the fixed assets for sale were recognized at their estimated realizable value. In conformity with US GAAP the restatement of the fixed assets for sale must be done in constant Mexican pesos, which requires that the restatement must be done using NCPI.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


LAND HELD FOR DEVELOPMENT-

Undeveloped land represents land reserves which, together with developed land and ongoing and completed projects, are considered inventories, since they are held for sale. They are recorded at acquisition, development and construction costs, usually in U.S. dollars, and restated based on the devaluation factor of the Mexican peso against the U.S. dollar, with the purpose of showing values in accordance with the current situation of the real estate market.

Under US GAAP, these assets and the corresponding cost of land sold during the year would be restated using the NCPI.

STOCK OPTION PLAN-

The Company has a stock option plan for certain of its executives. Under Mexican GAAP compensation expense is not generally recognized. Under US GAAP the difference between the market price and the grant price at the date of grant is charged to compensation expense over the period expected to be benefited, which generally is the vesting period of the stock options. The options granted under the Company's plan are at a price substantially the same as the market price at the date of grant. Therefore, any adjustment under US GAAP is not significant.

PAYMENTS MADE FOR THE RIGHT TO
ENTER INTO LEASE AGREEMENTS-

In Mexico, it is common practice for lessors to collect an "up-front" payment from lessees upon the initial signing of a lease agreement. The Company, under Mexican GAAP, has recognized these payments as income in the period in which they were received. The Company has no future obligation with regard to these payments and they are not refundable to the lessee. Under US GAAP, the amounts received as "up-front" payments must be amortized to income over the term of the leases, which average three years. Since this business was sold on 2001 (see
Note 1), as of December 31, 2001, there is no difference between Mexican and US GAAP.

GOODWILL OF CANADA DE SANTA FE-

During 1998, the Company acquired 10% of the shares of Canada de Santa Fe, S.A. de C.V. As a result of this acquisition, goodwill of Ps. 89,712 was generated, which will be amortized in proportion to the sales of the "Bosques de Santa Fe" project. Under US GAAP purchase accounting, goodwill of Ps. 86,036 resulted, will be amortized over the same conditions.

CAPITALIZED FINANCING COSTS-

The Company capitalizes the comprehensive result of financing related to construction in progress, including interest, the exchange losses and gain from monetary position. Under US GAAP, only interest expense on US dollar-denominated debt may be capitalized, and only interest expense, net of the related gain from monetary position, on Mexican peso-denominated debt may be capitalized.

OTHER PRONOUNCEMENTS-

In view of the simple capital structure of the Company, Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share", does not have any impact on the calculation of net majority income per share under US GAAP.

Beginning in 1998, Statement of Financial Accounting Standards No. 130 ("SFAS No.130"), "Reporting Comprehensive Income", which requires the presentation of comprehensive income under US GAAP, went into effect. Note 17 d) presents a reconciliation of net majority income under US GAAP to comprehensive income under US GAAP, in which the main reconciling item is the result of holding nonmonetary assets. Therefore, the accumulated other comprehensive income will be included in the cumulative restatement effect in the financial statements.

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires that the bases to report the financial information be disclosed to evaluate internally the performance of the business segments. Since the Company operates as only one segment of real estate, the consolidated figures provide a basis of evaluation and analysis as only one business segment for Desc, its holding company. Therefore, no additional disclosures are required to comply with this SFAS.

EFFECT OF NEWLY ADOPTED ACCOUNTING STANDARDS-

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 was originally scheduled to go into effect in the year 2001, but the FASB recently voted to defer its effective date until 2001. This new standard will require recognition of all derivatives on the balance sheet as either assets or liabilities and the measurement of such instruments at their fair value. Changes in the fair value of the derivatives will be recognized currently in earnings, unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument.

The Company plans to adopt these new standards when they become mandatory. Although the Company does not presently have any significant derivative instruments or engage in any significant hedging activities, there can be any assurance that the Company will not do so in the future. Therefore, currently, the impact in the Company's financial statements is not material.

FUTURE IMPACT FROM RECENTLY ISSUED ACCOUNTING STANDARDS-

In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations". SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company does not anticipate that this new standard will have any impact on its financial position or results of operations.

In June 2001 the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early application of SFAS No. 142 is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, any negative goodwill is recognized as an extraordinary gain at the time of the business combination. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

In June 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002 which in the case of the Company will be its year ending December 31, 2003, with early application encouraged. The Company plans to adopt this new standard in January 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operations a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as pat of the carrying amount of the long-lived asset. The Company anticipates that the adoption of this new standard will result in the cancellation of the annual amortization of goodwill under US GAAP in 2002, currently recorded as a function of sales of the "Bosques de Santa Fe" project.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets". The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, which in the case of the Company will be its year ending December 31, 2002, with early application encouraged. The Company plans to adopt this new standard in January 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and

                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


for Long-Lived Assets to Be Disposed Of". However, this statement retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of to expand discontinued operations presentation to a component of an entity. Finally, SFAS No. 144 amends Accounting Research Bulletin ( ARB) No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a temporarily controlled subsidiary. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

17.    RECONCILIATION OF MEXICAN GAAP TO US GAAP:

A)         RECONCILIATION OF NET MAJORITY INCOME-

                                                        1999                 2000                2001                  2001
                                                        ----                 ----                ----                  ----
Net majority income (loss) under Mexican
   GAAP                                          Ps.        149,226   Ps.         75,022   Ps.       (60,619)   $           (6,546)
US GAAP adjustments:
   Deferred income taxes under US GAAP                     (211,016)              54,019             (37,234)               (4,021)
   Deferred income taxes under Mexican GAAP                       -               60,123             120,256                12,987
   Deferred employee profit sharing under US GAAP           (19,339)              14,828                 252                    27
   Capitalized exchange loss net of gain from
     Monetary position                                          223                    -                   -                     -
   Payments received for rights to enter into
     Lease agreements                                           399                6,820                   -                     -
   Restatement of cost of land sold using NCPI
     Method                                                  (4,204)             (69,708)           (130,740)              (14,119)
   Additional depreciation of fixed assets for
     sale restatement based on NCPI                               -               (2,038)            (11,502)               (1,242)
   Effects of inflation accounting on US GAAP
     Adjustments                                             48,420               36,008              16,644                 1,797
   Effects on minority interest of US GAAP
     Adjustments                                             (1,220)            (166,282)            (45,541)               (4,918)
                                                 ------------------   ------------------   -----------------    ------------------
                                                           (186,737)             (66,230)            (87,865)               (9,489)
                                                 ------------------   ------------------   -----------------    ------------------

Net income (loss) under US GAAP                  Ps.        (37,511)  Ps.          8,792   Ps.      (148,484)   $          (16,035)
                                                 ==================   ==================   =================    ==================

Weighted average shares outstanding (000)             1,455,467,243        1,460,594,114       1,462,227,342         1,462,227,342
                                                 ==================   ==================   =================    ==================

Net income per share under US GAAP               Ps.          (0.02)  Ps.          0.006   Ps.         (0.10)   $            (0.01)
                                                 ==================   ==================   =================    ==================


                 DIVISION DINE, S. A. DE C. V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)


B)         RECONCILIATION OF MAJORITY SHAREHOLDERS' EQUITY-
                                                                 2000               2001              2001
                                                                 ----               ----              ----
Majority shareholders' equity under Mexican
   GAAP                                                     Ps.  3,950,993     Ps.  3,073,544     $      331,916
US GAAP adjustments:
   Deferred income taxes under US GAAP                            (355,689)          (377,141)           (40,728)
   Deferred income taxes under Mexican GAAP                         18,726            (20,035)            (2,164)
   Deferred employee profit sharing under US GAAP                   (5,400)            (4,925)              (532)
   Capitalized exchange loss net of gain from
     Monetary position                                             (25,825)           (25,825)            (2,789)
   Adjustment for changes to the NCPI method in
     The restatement of costs of sales                                   -           (130,743)           (14,119)
   Adjustment for changes to the NCPI method
     In the restatement of fixed assets                             94,810                  -                  -
   Adjustment for changes to the NCPI method
     In the restatement of land held for sale                      927,519          1,206,016            130,240
   Effects on minority interest of US GAAP
     Adjustments                                                  (103,433)           (57,893)            (6,252)
                                                            --------------     --------------     --------------
                                                                   550,708            589,454             63,656
                                                            --------------     --------------     --------------
Majority shareholders' equity under
   US GAAP                                                  Ps.  4,501,701     Ps.  3,662,998     $      395,572
                                                            ==============     ==============     ==============

C)     RECONCILIATION OF THE CHANGES IN MAJORITY
       SHAREHOLDERS' EQUITY UNDER US GAAP-
                                                                 2000               2001              2001
                                                                 ----               ----              ----

   Majority shareholders' equity at beginning of year       Ps.  4,477,271     Ps.  4,501,701     $      486,145
     Net income (loss) under US GAAP                                 8,792           (148,484)           (16,035)
     Increase in capital stock                                     267,886             35,917              3,878
     Decrease in capital stock                                           -           (655,683)           (70,808)
     Cumulative restatement                                       (456,428)          (143,614)           (15,509)
     Adjustment for changes to the NCPI method
           in the restatement of land held for sale                204,180             73,161              7,901
                                                            --------------     --------------     --------------
    Majority shareholders' equity at end of year            Ps.  4,501,701     Ps.  3,662,998     $      395,572
                                                            ==============     ==============     ==============

D)     COMPREHENSIVE INCOME (LOSS) UNDER US GAAP-
                                                                 1999               2000              2001               2001
                                                                 ----               ----              ----               ----

Comprehensive income (loss) under US GAAP                   Ps.    (37,512)    Ps.      8,792     Ps    (148,484)   $      (16,035)
Other comprehensive income (loss):
   Cumulative restatement effect                                   198,711           (252,248)           (70,453)           (7,608)
                                                            --------------     --------------     --------------    --------------
Comprehensive income (loss) under US GAAP                   Ps.    161,199     Ps.   (243,456)    Ps    (218,937)   $      (23,643)
                                                            ==============     ==============     ==============    ==============





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